                                                Exhibit 1.01
Integer Holdings Corporation
Conflict Minerals Report
For the Year Ended December 31, 2025
Overview
This Conflict Minerals Report (this “Report”) of Integer Holdings Corporation (“Integer,” “the Company,” “we,” or “our”) has been prepared by us on a consolidated basis for the reporting period from January 1, 2025 to December 31, 2025 (the “Reporting Period”) pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended.
Conflict minerals are defined as columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), gold, wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are limited to tantalum, tin and tungsten and gold (collectively referred to as “3TG”) for the purposes of this assessment. The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo (“DRC”), Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.
Integer determined that during the Reporting Period it has manufactured or contracted to manufacture products containing 3TG and that the use of these minerals is necessary to the functionality or production of many of its products (the “Covered Products”). In order to conform to the Rule, the Company then performed a risk-based assessment to determine if the necessary conflict minerals in the products the Company manufactured or contracted to manufacture directly or indirectly financed or benefited armed groups in one or more of the Covered Countries. This risk-based assessment is discussed in further detail in the following sections.
Forward-Looking Statements
This Report contains forward-looking statements, which are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. These statements include statements regarding our goals for future improvements to our due diligence process and to mitigate the risks associated with the sourcing of our conflict minerals. All forward-looking statements involve risks and uncertainties. Risks that may cause these forward-looking statements to be inaccurate include: failure to carry out these plans in a timely manner or at all; lack of cooperation or progress by our suppliers, and their respective suppliers and smelters; lack of progress by smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities) or that these plans may not be effective. In addition, you should also consider the important factors described in reports and documents that we file from time to time with the Securities and Exchange Commission (“SEC”), including the factors described under the section titled “Risk Factors” in the Company’s most recently submitted Quarterly or Annual Reports. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.
Section 1: Company Overview
Integer Holdings Corporation, headquartered in Plano, Texas, is one of the world’s largest medical device contract development and manufacturing organizations, serving the cardio and vascular, neuromodulation, and cardiac rhythm management markets. As a strategic partner of choice, we advance the goals of our medical device customers through industry-leading engineering and manufacturing, with a relentless commitment to quality, service, and innovation. Our primary customers include large, multi-national original equipment manufacturers and their affiliated subsidiaries.
Integer’s product lines and their respective products for all or a portion of the Reporting Period included:
•Cardio & Vascular products include components, subassemblies, and finished devices in the areas of introducers, steerable sheaths, guidewires, catheters, stents, embolic protection devices, and delivery systems that provide access, diagnose, and/or deliver therapies for various markets such as interventional cardiology, structural heart, interventional radiology, neurovascular, peripheral vascular, interventional oncology, vascular access, electrophysiology, urology, and gastroenterology.
•Cardiac Rhythm Management & Neuromodulation products that include batteries, capacitors, filtered and unfiltered feedthroughs, engineered components, implantable stimulation leads, and enclosures used in implantable medical devices.
•Other Markets are areas where Integer is not strategically focused. We provide a broad range of products to other markets such as minimally invasive surgery, general surgery, orthopedics, and Portable Medical.

Section 2: Reasonable Country of Origin Inquiry
In accordance with the Rule, after the Company’s initial determination that conflict minerals were necessary to the functionality or production of many of its products, the Company conducted a reasonable country of origin inquiry (“RCOI”) to determine whether the Company had reason to believe that any of the conflict minerals necessary to the functionality or production of its products may have originated in the Covered Countries. Integer’s RCOI consisted of surveying suppliers that directly supply 3TG, or component parts containing 3TG, to Integer (“Tier 1 Suppliers”). An assessment process was undertaken by the Company to identify the Tier 1 Suppliers that supplied 3TG, or component parts containing 3TG, to Integer, which included a review by engineering and supply chain teams of the bills of material for each of our Covered Products (the “Supplier Assessment”) produced at their respective locations. Each year, the list of suppliers is maintained by adding any new 3TG suppliers or removing any not in use during that reporting year. In some cases, Tier 1 Suppliers were distributors and had limited knowledge of the status of 3TG containing material or parts. In those instances, the Company contacted the material/part manufacturers directly. These manufacturers are referred to as Tier 2 Suppliers, as Integer does not directly source from them, however these Tier 2 Suppliers often have the ability to provide the most accurate conflict minerals information. After completion of the Supplier Assessment, our supplier survey list was established. Tier 1 and Tier 2 Suppliers of 3TG or component parts that contained or potentially contained 3TG were included in our supplier survey list.
As a first step to engaging with our supply chain, the Company sent a notification to Tier 1 and Tier 2 Suppliers during 2025 informing them about the Rule and asking them to complete the conflict minerals survey, based on the Conflict Minerals Reporting Template developed by the Responsible Minerals Initiative (“RMI”). Integer utilizes electronic software from a third-party vendor to survey and collect all conflict minerals surveys from our suppliers. The third-party vendor reviewed all responses for completeness, corresponded with suppliers to ensure timely and accurate submissions and consolidated all information, including smelter lists.
The Company surveyed 140 Tier 1 and Tier 2 Suppliers identified during the Supplier Assessment. Every survey received was reviewed and, based upon the response and in accordance with the Rule, the Company undertook further due diligence efforts with regards to Covered Products to determine whether the 3TG in those products originated in the Covered Countries from sources that directly or indirectly finance or benefit armed groups in the Covered Countries. These due diligence efforts are described below.
Section 3: Due Diligence Design and Performance
(A) Due Diligence Design
The Company designed its due diligence measures to be in conformity with the internationally recognized due diligence framework as set forth in the Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) and related supplements for 3TG (“OECD Framework”).
(B) Due Diligence Measures Undertaken
The Company’s due diligence efforts for the Reporting Period included the following:
•The Company has established a management system to seek to address the issue of conflict minerals in its products. The management system includes a Conflict Minerals Policy, which is available on our website at www.integer.net under “Corporate Citizenship” or http://www.integer.net/company/corporate-citizenship/corporate-governance/default.aspx. This website address is included for reference only. The information contained on Integer’s website is not incorporated by reference into this Report. Our Conflict Minerals Policy (i) supports transparency in the Company’s supply chain, (ii) encourages our suppliers to comply with the Dodd-Frank Act and make efforts to identify and eliminate the use of conflict minerals sourced from the Covered Countries unless verified as “DRC conflict free” by a third party audit, (iii) requires suppliers to conduct the necessary RCOI and due diligence for, and provide us with, proper verification of the country of origin and the source of the materials used in the products they supply to Integer, and (iv) expects our suppliers to utilize the conflict-free smelter and refinery programs that are available. In addition, the policy expects Integer’s suppliers to conduct business operations in an ethical manner and comply with all applicable laws related to environmental responsibility, workplace health and safety, and human resources.
•In addition to the Company’s Conflict Minerals Policy and related goals, our management system includes the establishment of a cross-functional conflict minerals steering committee comprised of representatives from the Company’s Supply Chain, Global Operations, Environmental Health and Safety, Legal and Finance teams. The Environmental Health and Safety team is responsible for performing a review of the Covered Products, conducting the RCOI, and performing the due diligence review. The Finance team, which is overseen by our Chief Financial Officer, is responsible for reporting and general oversight. The conflict minerals steering committee also provides updates to the Company’s Audit Committee with regards to the measures undertaken by management.

•The Company surveyed 140 of its Tier 1 and Tier 2 Suppliers and achieved a response rate of 86% from the surveyed suppliers. We evaluated the survey responses for consistency of data provided, including whether those responses were complete and to identify any contradictions or inconsistencies found in those responses.
•For those suppliers who provided smelter or refiner information for 3TG, the Company analyzed those smelters to determine if they were in fact smelters, if the smelter was part of the Company’s supply chain, and compared those smelters to the list of facilities that have been deemed “conformant” by the Responsible Minerals Assurance Process (“RMAP”) assessment standards developed to meet the requirements of OECD Due Diligence, EU 2017/821 of the European Parliament and the U.S Dodd-Frank Wall Street Reform and Consumer Protection Act Guidance or other independent third party audit programs. Based upon the information provided by the Company’s suppliers and its own due diligence efforts, the Company was unable to determine conclusively the countries of origin of the conflict minerals used in its products. The Company was unable to make such determination, in part, because not all supplier surveys were returned, the responses received were incomplete or not conclusive, and/or the smelter or refiner information provided by the suppliers reflected all smelters or refiners that the supplier conducted business with at some point during the year rather than smelters or refiners specific to 3TG or component parts containing 3TG sold to Integer. As a result, the Company was unable to conclusively identify those smelters or refiners that were directly related to the Company’s supply chain for the 2025 calendar year.
•Integer utilizes a third-party electronic solution to survey, review and consolidate conflict minerals information, with the goal of improving accuracy and timeliness.
•Due to the multiple layers within the Company’s supply chain, the Company is removed from direct interaction with the sources of ore from which conflict minerals are produced and the smelters and refiners that process those ores. We must therefore rely on our suppliers to provide information regarding the origin of the conflict minerals that are included in our Covered Products. Additionally, we believe that the smelters and refiners of the necessary conflict minerals are best suited to identify the sources of those minerals. As a result, our due diligence efforts relied on the RMAP and our Tier 1 and Tier 2 Suppliers.
•The Company manages risk through communication of gaps upstream where feasible. Much of our effort is directed towards our direct suppliers; however, through our third-party partner, we participate in smelter outreach to encourage identified smelters or refiners to participate in an industry recognized audit/assessment program.
Section 4: Independent Private Sector Audit
As permitted by applicable guidance of the SEC, our due diligence practices have not been subject to an independent private sector audit within the meaning of the Rule.
Section 5: Results of Assessment
Based on the Company’s due diligence efforts for the Reporting Period, the Company does not have sufficient information to determine the mines and the country of origin of all of the conflict minerals necessary for the functionality or production of its Covered Products or the facilities used to process the conflict minerals, including whether the conflict minerals were from recycled or scrap sources. A description of the Company’s efforts to determine the mine(s) or country of origin are included in the due diligence measures described above.
Section 6: Continuous Improvement Efforts to Mitigate Risk
In order to seek to mitigate the risk that conflict minerals contained in the Company’s products finance or benefit armed groups in Covered Countries, the Company will endeavor to continuously improve upon its supply chain due diligence efforts with the goal of increasing the quality and response rate of its surveys from its suppliers. The Company engages and will continue to engage with its suppliers, including by escalating identified risks, supporting collaborative communications with identified smelters and refiners, and seeking to integrate expectations regarding compliance with its Conflict Minerals Policy into new supplier contracts and those coming up for renewal.